SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Incara Pharmaceuticals Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45325 S-10-1 (CUSIP Numbers)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person I.R.S. Identification No. of above person (Entities only) James D. Crapo

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,347,538 6. Shared Voting Power 0 7. Sole Dispositive Power 1,347,538 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,538

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer

Incara Pharmaceuticals

Item 1(b)	Address of Issuer’s Principal Executive Offices

79 T.W. Alexander Drive, 4401 Research Commons, Suite 200, P.O. Box 14287, Research Triangle Park, NC 27709-4287

Item 2(a)	Name of Person Filing

James D. Crapo

Item 2(b)	Address of Principal Business Office or, if none, Residence

National Jewish Medical & Research Center, Department of Medicine, 1400 Jackson St., Denver, CO 80206

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

45325 S-10-1

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable

Item 4.	Ownership

(a) Dr. Crapo beneficially owns an aggregate of 1,347,538 shares of the Issuer’s Common Stock, which includes (i) 791,955 shares owned by Dr. Crapo and (ii) 555,583 shares issuable upon exercise of options held by Dr. Crapo.

(b) Percent of class: 2.8%. This final Schedule 13G is being filed because the ownership has decreased to less than 5% due to the issuance of additional shares of common stock by Incara Pharmaceuticals Corporation.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,347,538

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,347,538

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2004
Date

/s/ James D. Crapo
James D. Crapo